Exhibit 99.6

INTERMAP TECHNOLOGIES CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO: THE HOLDERS OF COMMON SHARES OF INTERMAP TECHNOLOGIES

CORPORATION

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of holders of Class A common shares (“Common Shares”) of Intermap Technologies Corporation (the “Corporation”) will be held at the offices of Norton Rose Fulbright Canada LLP, 3700, 400 Third Avenue S.W., Calgary, Alberta T2P 4H2 on June 26, 2025, commencing at 10:00 a.m. (Calgary time).

The Meeting is being held for the following purposes:

1.	to receive the financial statements for the year ended December 31, 2024 and the auditors’ report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to approve the appointment of the Replacement Auditors (as defined in the Management Information Circular of the Corporation dated the date hereof), as auditors of the Corporation for the ensuing year and authorize the board of directors of the Corporation (the “Board of Directors” or the “Board”) to fix their remuneration;

4.	to transact such other business as may be properly brought before the Meeting or any adjournment or postponement thereof, each as described in the Information Circular.

The Board of Directors has fixed the close of business on May 12, 2025 as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment or postponement thereof.

INFORMATION RELATING TO THE MATTERS TO BE BROUGHT BEFORE THE MEETING IS SET FORTH IN THE MANAGEMENT INFORMATION CIRCULAR WHICH ACCOMPANIES THIS NOTICE AND WHICH IS EXPRESSLY MADE A PART OF THIS NOTICE.

Shareholders who are unable or do not wish to attend the Meeting are requested to date, sign and return the enclosed form of proxy duly completed to Odyssey Trust Company, Trader’s Bank Building, 702, 67 Yonge Street, Toronto, Ontario, M5E 1J8, so that it is received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the Meeting or any adjournment or postponement thereof to ensure representation whether or not such shareholder is able to attend the Meeting virtually. If the shareholder receives more than one instrument of proxy because such shareholder owns Common Shares of the Corporation registered in different names or addresses, each instrument of proxy should be completed and returned. The Chairman of the Meeting may waive or extend the proxy deadline without notice, and late proxies may be accepted or rejected by the Chairman in his discretion; however, the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Calgary, Alberta on May 28, 2025.

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BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Patrick A. Blott”
Patrick A. Blott
Chairman & Chief Executive Officer

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